FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP’S ALFA-BETA ACQUIRES GREEK RETAILER PLUS HELLAS

BRUSSELS, Belgium, January 4, 2008—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that it has entered into an agreement to acquire the Greek retailer Plus Hellas through its subsidiary Alfa-Beta Vassilopoulos. This highly complementary acquisition of 33 stores and a new distribution center will reinforce the position of Alfa-Beta in Greece, particularly in Northern Greece where it had a limited presence.

Kostas Macheras, Chief Executive Officer of Alfa-Beta, commented: “From a geographic and real estate point of view, Plus Hellas is a perfect fill-in acquisition for Alfa-Beta. The recently opened Plus stores will give us an important presence in Northern Greece. Moreover, the new distribution center close to Thessaloniki will provide the necessary space for our rapidly growing operations in the North.”

Plus Hellas belongs to the Plus chain, part of the German Tengelmann Group. Plus entered the Greek market in 2005 and started its retailing operations in 2006. The acquisition consists of 33 new stores (average selling area of 795 m2) and a modern distribution center (36,000 m2), including real estate ownership of 14 stores and the distribution center. Plus Hellas also has several new stores in the pipeline. The purchase price is EUR 69.5 million, subject to contractual adjustments. The Plus stores will be converted to Alfa-Beta banners.

Renaud Cogels, Chief Executive Officer of Delhaize Group Southeastern Europe said: “The acquisition of Plus Hellas fits perfectly in Delhaize Group’s strategy to reinforce its presence in existing or adjacent markets through fill-in acquisitions with strong synergies. Alfa-Beta has been a star performer in our Group during recent years, and this acquisition will give it an extra boost.”

The acquisition of Plus Hellas is subject to customary conditions, including the approval by the Greek antitrust authorities. The transaction is expected to close in the second quarter of 2008.

Alfa-Beta is the second largest food retailer in Greece. At the end of September 2007, Alfa-Beta’s network consisted of 154 stores under the banners Alfa-Beta, AB City Market, ENA cash & carry, AB Foodmarket and AB Shop n’ Go. In 2006, Alfa-Beta realized EUR 1.0 billion revenues, and it employed 7,209 people.

Delhaize Group

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of September 2007, Delhaize Group’s sales network consisted of 2,509 stores. In 2006, Delhaize Group posted EUR 19.2 billion in revenues and EUR 351.9 million in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic acquisitions, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, regulatory review of transactions, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2

CONTACTS

Guy Elewaut:	+ 32 2 412 29 48
Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61
Theodossia Abramidou (Greek investors):	+ 30 210 661 39 67
Amy Shue (U.S. investors):	+ 1 704 633 8250 (ext. 2529)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 7, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

4